Exhibit 10.1

January 13, 2009

CONFIDENTIAL

Mr. Grant H. Beard

Dear Grant:

The purpose of this letter (“Agreement”) is to confirm our understanding and agreements regarding your separation from employment with TriMas Corporation (“Company” or “TriMas”).  For purposes of this Agreement, TriMas or Company includes all of its subsidiaries and affiliates.

1.                                       Employment and Severance Benefits

Your employment with TriMas will end on January 13, 2009 (the “Termination Date”), and the termination of your employment is intended to constitute a “separation from service” as defined under Internal Revenue Code Section 409A and Treasury regulations issued under that section (collectively “Section 409A”).  Effective as of the Termination Date, TriMas will discontinue your compensation and benefits, and you shall cease to accrue additional benefits under any qualified or nonqualified retirement or incentive plans of the Company.

In exchange for the agreements contained herein and after this Agreement becomes binding, TriMas will, subject to the six month delay and separation pay limitation described in Paragraph 15 below, pay you the following severance benefits (“Benefits”):

(a)                                  Base salary continuation for twenty-four (24) months at your annual base salary rate in effect on the Termination Date, subject to all applicable withholding and reporting requirements.  Payment of this benefit will commence on the first regular payroll date following Termination Date and will be paid in accordance with the Company’s usual payroll practices.

(b)                                 An amount equal to one (1) year’s bonus under the Annual Value Creation Plan (“AVCP”) at your target level for 2009 of Eight Hundred and Seventy-Five Thousand Dollars ($875,000) paid in equal installments over the twenty-four (24) month period described in Item (a) above, in accordance with the Company’s usual payroll practices, subject to all applicable withholding and reporting requirements.  In addition, you will receive the AVCP bonus payment for 2008 if such bonus is declared but not paid before the Termination Date.

(c)                                  The amount of Thirty-One Thousand One Hundred and Sixty-Four Dollars ($31,164), representing one (1) year’s AVCP bonus at your target level for 2009, prorated for the number of days that you were employed during 2009.  The amount is calculated by multiplying the full year target bonus by a fraction, the numerator of which is the number of days during 2009 that you were employed and the denominator of which is 365.  This amount will also be paid in equal installments over the 24-month period described in Item (a) above, in accordance with the Company’s usual payroll practices, subject to all applicable withholding and reporting requirements.

(d)                                 Executive level outplacement services, as determined by the Company, will be provided to you by an outplacement firm selected by the Company until the earlier of the 12-month anniversary of the Termination Date or the date on which you accept an offer of employment.

(e)                                  Provided that you timely elect to continue health care coverage under COBRA and subject to the Company’s COBRA policies, reimbursement of COBRA premiums to the extent described below for medical benefits under Company group benefits (including health, dental and prescription plans) as defined by the plan documents, until the earliest of:

i.                                          the termination of the COBRA period;

ii.                                       24-months following the Termination Date; or

iii.                                  the date on which you become eligible to receive any medical benefits under any plan or program of any other employer.

You will be responsible for payment of the COBRA premium and will be reimbursed monthly by the Company for the portion of the premium that the Company would have paid if you had continued to be an employee of the Company.  If you do not become eligible for medical benefits of another employer and the COBRA period expires before 24 months have lapsed, during the remaining portion of the 24-month period, the Company shall monthly pay you an amount in cash equal to the amount that the Company would have paid for your coverage if you had continued as an employee of the Company.

(f)                                    The amount of Two Hundred and Fifty-One Thousand One Hundred and Seventy-Eight and 59/100 Dollars ($251,178.59), adjusted for gains and losses from January 13, 2009 to the date of distribution, plus any contributions for the fourth quarter of 2008 or for 2009 to the Termination Date to be paid as full satisfaction of all your rights and benefits under the Executive Retirement Program, subject to all applicable withholding and reporting requirements; which amount shall be paid by the Company to you in a lump sum on the first payroll date that occurs on or after the date six (6) months and one (1) day following your Termination Date.

(g)                                 The benefits to which you are entitled under the defined benefits portion of the Benefits Restoration Plan, to be paid in the form and at the time permitted under the Benefits Restoration Plan. The net present value of such benefit as of

December 31, 2008 is $24,684. A payment of Sixteen Thousand Eight Hundred and Seventy-Eight Dollars ($16,878), adjusted for gains or losses in 2009, in accordance with the terms of the Benefits Restoration Plan for partial years, which amount shall be paid by the Company to you in a lump sum on the first payroll date that occurs on or after the date six (6) months and one (1) day following your Termination Date.  The payments under this provision shall be in full satisfaction of all your rights under the TriMas Benefits Restoration Plan and shall be subject to all applicable withholding and reporting requirements.

(h)                                 It is agreed that on the Termination Date, you will be vested in 16,082 of the restricted shares granted to you under the 2006 Long Term Equity Incentive Plan.  If the applicable performance targets for 2008 were satisfied, you will also vest on the Termination Date in a portion of the performance units granted to you under the 2006 Long Term Equity Plan.  Your rights with respect to such restricted shares and units shall be in accordance with the terms of the 2006 Long Term Equity Plan.  All other grants of restricted shares or performance units by the Company under any plan have lapsed or will lapse as of the Termination Date.

(i)                                     The amount of Twenty Five Thousand Dollars ($25,000), which shall be paid on the next normal payroll date following the Termination Date, as consideration for your surrender, effective as of the Termination Date, of any and all rights to stock options, whether vested or unvested, granted to you under the 2002 Long-Term Equity Incentive Plan and all agreements evidencing awards of such options; provided that this consideration shall not be paid unless this Agreement is signed within the time period set forth is Section 10(a) and is not revoked under Section 10(b) below.  If stock options are not surrendered in accordance with this section, they will expire 90 days following the Termination Date.  In addition, the Company will pay you Five Thousand Six Hundred and Nine Dollars ($5,609) for your accrued and unused vacation time for calendar year 2009.  This payment will be made at the next normal payroll date following the Termination Date, subject to all applicable withholding and reporting requirements.

The amount, time and form of Benefits described in this Paragraph 1 are subject to the terms and conditions set forth in this Agreement, including adjustments described in Paragraph 15 to the extent required to comply with Section 409A.

2.                                       Resignation as Officer and Director; Termination of Other Benefits.  You agree to sign a written letter of resignation as an officer and director in a form acceptable to the Board.  Your rights to any accrued and vested benefits under a qualified retirement plan shall be determined in accordance with the applicable plan document.  Except as provided herein, you will not receive any other payments or benefits and your right to participate in or to receive any and all TriMas benefits will terminate on the Termination Date.   No amounts paid under this Agreement shall constitute compensation for purposes of any benefit plan.  Notwithstanding the foregoing or anything else in this Agreement to the contrary, that certain Indemnification Agreement between you and the Company, dated November 1, 2006, shall remain unmodified and in full force and effect.

3.                                       Taxes.  Any payments made by TriMas hereunder are subject to applicable federal, state and local tax withholding.  You agree that you are exclusively liable for the payment of any federal, state, local or other taxes that may be due as a result of any benefits received by you as provided in this Agreement.

4.                                       Confidentiality.  Upon the Termination Date, you will return to TriMas all originals and copies of TriMas documents and all TriMas property.  You will continue to treat as strictly confidential all Confidential Information.  You acknowledge that TriMas would be immediately and irreparably harmed by an unauthorized disclosure of Confidential Information in such manner and extent that it would be difficult or impossible to ascertain with certainty the exact financial or economic damages.  For purposes of this Agreement, “Confidential Information” includes, but is not limited to, information (whether in tangible form or oral) relating to TriMas’ business, finances, customers, suppliers, property, employees, technical information, concepts, ideas, trade secrets, plans, formulas, drawings, designs, processes, procedures, inventions, specifications, prototypes, samples, parts, data, and manufacturing techniques.

5.                                       Non-Competition.  You accept the following covenants restricting competition with the Company:

(a)                                  You acknowledge and recognize the highly competitive nature of the business of Company and accordingly agree that for the duration of the twenty-four (24) month period following the Termination Date you shall not engage, either directly or indirectly, as a principal for your own account or jointly with others, or as a stockholder in any corporation or joint stock association, or as a partner or member of a general or limited liability entity, or as an employee, officer, director, agent, consultant or in any other advisory capacity in any business which designs, develops, manufacturers, distributes, sells or markets the type of products or services sold, distributed or provided by Company during the twelve (12) month period prior to the Termination Date (“the Business”); provided that nothing herein shall prevent you from (i) owning, directly or indirectly, not more than five percent (5%) of the outstanding shares of, or any other equity interest in, any entity engaged in the Business and listed or traded on a national securities exchange or in an over-the-counter securities market, or (ii)  engaging, directly or indirectly, as a partner, stockholder, member, manager, employee, officer, director, agent, consultant or in any other advisory capacity in any entity engaged in the Business, provided that not more than 5% of the gross revenue of such entity (or any subsidiary or affiliate of such entity) is attributable to the types of products or services sold, distributed, or provided by Company during the twelve (12) month period prior to the Termination Date.  You will cooperate with Company regarding validation of the exceptions in the foregoing sentence.

(b)                                 It is expressly understood and agreed that although you and Company consider the restrictions contained in this Section to be reasonable, if a final judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Agreement is an unenforceable restriction against you, the provisions of this Section shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable.  Alternatively, if any tribunal of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

6.                                       Non-Solicitation.  For the duration of the Benefits payments provided for under this Agreement or for the twenty-four (24) month period following the Termination Date, whichever is longer, you shall not (i) directly or indirectly employ or solicit, or receive or accept the performance of services by, any active employee of TriMas or any of its subsidiaries who is employed primarily in connection with the Business on the Termination Date, except in connection with general, non-targeted recruitment efforts such as advertisements and job listings, or directly or indirectly induce any employee of TriMas to leave TriMas, or assist in any of the foregoing, or (ii) solicit for business (relating to the Business) any person who is a customer or former customer of TriMas or any of its subsidiaries, unless such person shall have ceased to have been such a customer for a period of at least six (6) months.

7.                                       Cooperation.

(a)                                  You agree that you will not in any way criticize, disparage, attempt to discredit, demean or otherwise call into disrepute TriMas.  Your obligations hereunder with respect to TriMas include its successors, assigns, officers, directors, employees or agents, or any of TriMas’ products or services.

(b)                                 You agree that you will not assist any party other than TriMas in any claim, litigation, proceeding or investigation against TriMas or other Released Parties (as defined below), except as required by law.  You further agree that if you believe any such action is required by law, you will first afford TriMas the opportunity to raise and obtain a ruling on any claim of attorney-client or other privilege, attorney work product protection, contractual or other defense that may be applicable.

(c)                                  You agree to cooperate with TriMas and the Released Parties (i) in any existing or future claim, litigation, proceeding, investigation or other judicial, administrative or legislative matter in which TriMas may desire your assistance, and (ii) with TriMas’ reasonable requests for assistance with the transition of your duties or ordinary course assistance with administrative matters relating to your services.  No additional consideration will be provided for such assistance, but TriMas will pay or reimburse you for reasonable expenses incurred by you in providing such assistance.

8.                                       Release; Acknowledgments.

(a)                                  You release and discharge TriMas, its shareholders, directors, officers, agents, employees (current and former), subsidiaries and any and all affiliate companies, as well as any predecessors and successors to TriMas (collectively, the “Released Parties”), for yourself, your spouse, heirs, agents and assignees, from all claims, liabilities, demands, and causes of action, fixed or contingent and known or unknown, arising from your employment, or any condition or benefit related to your employment or as a result of your separation from employment, which you ever had, now have or may have as of the date of signature of this Agreement; except that nothing herein shall be construed as a release by you of your rights under this Agreement.  This includes, but is not limited to (i) claims arising under any written or oral agreement regarding compensation, benefits, or options or equity grants (including, but not limited to, the TriMas Executive Severance/Change of Control Policy, the Executive Retirement Program, the TriMas Benefits Restoration Plan, the 2002 Long Term Equity Incentive Plan, and the 2006 Long Term Equity Incentive Plan); (ii) claims arising under federal, state, or local workplace law, including, without limitation, Title VII of the Civil Rights Act of 1964 or any analogous state civil rights statutes (including, without limitation, the Michigan Elliott-Larsen Civil Rights Act), the Age Discrimination in Employment Act (“ADEA”), the Older Worker Benefit Protection Act (“OWBPA”), the Americans with Disabilities Act, the Michigan Persons With Disabilities Civil Rights Act, the Family and Medical Leave Act, the Fair Labor Standards Act, the National Labor Relations Act, the Employee Retirement Income Security Act, and the Michigan Whistle Blowers’ Protection Act; and (iii) claims for breach of express or implied contract, breach of promise, promissory estoppel, loss of income, back pay, reinstatement, front pay, impairment of earning capacity, wrongful termination, defamation, libel, slander, discrimination, damage to reputation, fraud, violation of public policy, retaliation, negligent or intentional infliction of mental or emotional distress, intentional tort or any other federal, state or local common law or statutory claims, and all other claims and rights, whether in law or equity.  It is the intention of the parties that this paragraph will be construed as broadly as permissible by law; however, this paragraph does not include claims arising under state workers’ compensation laws and state unemployment laws.  This paragraph also does not affect your right to file a charge or otherwise participate in an EEOC proceeding insofar as it is required by current EEOC regulations.  You understand that TriMas will assert this Agreement as an affirmative defense against any claim asserted by you in any forum.

(b)                                 In signing this Agreement, you agree to waive any rights you might have to pursue any claims against the Released Parties through any alternative dispute resolution process, or through any court or administrative agency, to the extent permitted by law, and further agree not to bring any suit or action in any court or administrative agency, to the extent permitted by law, against any of the Released Parties, arising out of or relating to the subject matter of this Agreement.

(c)                                  You acknowledge that this Agreement provides additional and sufficient consideration for the release contained herein.

9.                                       References.  If you seek a reference for employment purposes, you agree to direct inquiries to TriMas’ Human Resources Department.  References to be provided by TriMas regarding you shall be limited to dates of employment, positions held and compensation.  Those making such inquiries will be advised that it is the general policy of TriMas to provide only such neutral references in response to employment inquiries.

10.                                 Consideration Time and Revocation Period.

(a)                                  You acknowledge you have sufficient time, totaling twenty-one (21) days from receipt of this Agreement on January 13, 2009 to determine if you wish to accept the terms.  In the event you sign and return this Agreement before that time, you certify, by such execution, that you knowingly and voluntarily waive the right to the full time period, for reasons personal to you, with no pressure by TriMas to do so.  TriMas has made no promises, inducements or threats to cause you to sign this Agreement before the end of the twenty-one (21) day period.

(b)                                 You understand that you may revoke this Agreement for a period of seven (7) calendar days following your execution of the Agreement.  You understand that any revocation, in order to be effective, must be: in writing and either (1) postmarked within seven (7) days of your execution of the Agreement and addressed to General Counsel, TriMas Corporation, 39400 Woodward, Suite 130, Bloomfield Hills, MI  48304 or (2) hand-delivered within seven (7) days of your execution of the Agreement to TriMas’ General Counsel at the address listed above.  If revocation is by mail, certified mail, return receipt requested is required to show proof of mailing.

(c)                                  No payments or benefits under this Agreement shall be made to you until after the seven (7) day revocation period has expired.  If you do not revoke this Agreement within the seven (7) day revocation period, then this Agreement shall become fully and finally effective and the payments and benefits provided hereunder will be made to you in accordance with this Agreement.

11.                                 Complete Agreement.  In executing this Agreement, you are doing so knowingly and voluntarily and agree that you have not relied upon any oral statements by TriMas or its representatives, and that this Agreement, when signed by both parties, supersedes any and all prior written agreements between the parties regarding the terms of your employment or the termination of such employment.  Any modification of this Agreement must be made in writing and signed by you and an authorized representative of TriMas and must specifically refer to and expressly modify this Agreement.

12.                                 Choice of Law.  This Agreement shall be deemed to be made and entered into in the State of Michigan and shall in all respects be interpreted, enforced and governed under the laws of the State of Michigan, except if applicable federal law provides differently.

13.                                 Attorney.  You acknowledge that you have had the opportunity to review this Agreement with an attorney of your choosing and at your cost, and have been encouraged and given ample time to consult with your own legal counsel prior to executing this Agreement.

14.                                 Consequences of Violation of Promise; Remedies.  If you break the promise in Section 8 of this Agreement and file a lawsuit based on legal or equitable claims that you have released, it is expressly understood and agreed that the release and discharge is a complete defense to the lawsuit. If litigation is brought to enforce the terms of this Agreement, the prevailing party shall be entitled to reasonable legal fees and costs incurred in the litigation.  You acknowledge and agree that Company’s remedies at law for a breach or threatened breach of any of the provisions of Sections 4, 5, 6, or 7 would be inadequate and, in recognition of this fact, you agree that, in the event of such a breach or threatened breach, in addition to any remedies at law, you shall forfeit all payments of Benefits otherwise due under this Agreement and shall return any payments of Benefits made under the Agreement.  Moreover, Company, without posting any bond, shall be entitled to seek equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available.

15.                                 Section 409A.

(a) Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” within the meaning of Section 409A and the Treasury Regulations and any guidance promulgated thereunder on the Termination Date, the Benefits otherwise payable to you pursuant to this Agreement within the first six (6) months following your termination of employment will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following your Termination Date.  All other payments will be payable in accordance with the payment schedule applicable to each payment.  Notwithstanding anything herein to the contrary, if you die following your Termination Date but prior to the six (6) month anniversary of your Termination Date, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other payments will be payable in accordance with the payment schedule applicable to each payment or benefit.  Each payment and benefit payable under this Agreement is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(b) Any amount paid under the Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-l(b)(4) of the Treasury Regulations will not be subject to the delay described in Item (a) above.

(c) Any amount paid under the Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed two (2) times the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your employment is terminated will not be subject to (a) above.

(d) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and ambiguities herein will be interpreted to so comply.  You and the Company agree to work together in good faith and to take such reasonable actions as are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.  Notwithstanding any portion of this Agreement, the Company does not guarantee a particular tax effect.  The Company shall not be liable for any payment that is determined to result in an additional tax, penalty, or interest under Section 409A of the Code, nor for reporting in good faith any payment made under this Agreement as an amount includible in gross income under Section 409A of the Code.  You shall remain liable for all taxes, interest or penalties imposed under Section 409A of the Code.

TriMas Corporation

Date:	1/30/09	By:	/s/ Joshua Sherbin

		Name:	Joshua Sherbin
		Title:	VP/ General Counsel

Executive

Date:	1/30/09		/s/ Grant Beard
Grant Beard